FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                28 November 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                     Drax Holdings - Restructuring Update

(London - 28 November 2003) Drax Holdings Limited ("Drax") and International Power ("IPR") announce that they are in discussions following an offer by IPR to increase the discount price for the A-2 debt from 71% to 95% of face value, as part of the cash out offer made available in connection with the schemes of arrangement posted to senior creditors of Drax on 17 November 2003. IPR's total funding commitment in respect of the A-2, A-3 and B debt amounts remains at GBP130 million, which for IPR would represent a maximum equity holding of 24% in Drax. The increased discount price for the A-2 debt offered by IPR reflects an improved power price environment.

Both parties remain committed to completing the restructuring within the existing overall timetable.

The Board of Directors of Drax is considering whether the offer is in the interests of the company and its creditors as a whole. There can be no assurance that any amendments will be made to the terms of the existing cash out offer. A further announcement will be made as soon as practicable.


For further information please contact:

Drax Holdings Limited:

Buchanan Communications
Judith Parry                 Tel: +44 (0)1943 883990
Kelly-Ann French


International Power plc:

Aarti Singhal                 Tel: +(0)20 7320 8681








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary